SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549

                                    FORM 11-K


(Mark One)

     (X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (FEE REQUIRED)

For the fiscal year ended December 31, 1996

                                       OR

     ( )  TRANSITION  REPORT   PURSUANT  TO   SECTION  15(d)  OF THE  SECURITIES
          EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

Commission file number:  0-11889

A) Plan Title/Address:                  First Financial Corporation
                                   401(k) Profit Sharing Plan and Trust
                                             1305 Main Street
                                      Stevens Point, Wisconsin  54481
                                   (Full title and address of the plan)

B)  Issuer Name/Address:                First Financial Corporation
                                             1305 Main Street
                                      Stevens Point, Wisconsin  54481
                                    (Name and address of issuer of the
                                   securities held pursuant to the plan)

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                              Financial Statements
                           and Supplemental Schedules



                     Years ended December 31, 1996 and 1995




                                    CONTENTS

Report of Independent Auditors ......................................1

Financial Statements

Statements of Net Assets Available for Plan Benefits ................2
Statements of Changes in Net Assets Available for Plan Benefits......4
Notes to Financial Statements .......................................6

Supplemental Schedules

Line 27(a) - Schedule of Assets Held for Investment Purposes........11
Line 27(d) - Schedule of Reportable Transactions....................12

                         Report of Independent Auditors

First Financial Corporation 401(k) Profit-Sharing Plan and Trust

We have audited the accompanying statements of net assets available for plan benefits of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The fund information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                  /s/ Ernst & Young LLP


May 23, 1997

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1996


                                             M&I            M&I                        FIRST        FIRST         FIRST
                                            MONEY       INTERMEDIATE      M&I        FINANCIAL    FINANCIAL     FINANCIAL
                                            MARKET          BOND        MAX-CAP         CD          STOCK          LOAN
                                             FUND           FUND          FUND         FUND          FUND          FUND
                                        -------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
      Mutual funds                      $            -   $2,583,732   $          -  $         -   $           -  $         -
      Common stocks                                  -            -              -            -      66,065,708            -
      Interest-bearing deposit               2,286,777       70,371          6,108    2,130,926       2,687,800            -
      Notes receivable from participants             -            -              -            -               -    1,527,617
                                        -------------------------------------------------------------------------------------
Total investments                            2,286,777    2,654,103          6,108    2,130,926      68,753,508    1,527,617

Cash                                                 -            -              -            -          83,053            -
Due from brokers                                     -            -      7,988,619            -         649,659            -
Accrued interest                                 9,317       12,704              1        2,109             987        9,542
Employer contributions receivable                3,675        5,911         17,085        4,185          57,308            -
Participant contributions receivable             1,002        2,121          4,803          945          17,191            -
                                        -------------------------------------------------------------------------------------
Total assets                                 2,300,771    2,674,839      8,016,616    2,138,165      69,561,706    1,537,159

LIABILITIES
Other payables                                     241           73            112           52           9,834        3,461
Due to brokers                                       -       70,371              -            -               -            -
                                        -------------------------------------------------------------------------------------
Net assets available for plan benefits      $2,300,530   $2,604,395     $8,016,504   $2,138,113     $69,551,872   $1,533,698
                                        =====================================================================================

                                             FIRST
                                           FINANCIAL     MARSHALL     MARSHALL
                                            ADVANCE       EQUITY      MID-CAP
                                         CONTRIBUTION     INCOME       STOCK
                                             FUND          FUND         FUND        OTHER         TOTAL
                                        ---------------------------------------------------------------------
ASSETS
Investments, at fair value:
      Mutual funds                           $   -         $133,795    $156,681      $   -      $  2,874,208
      Common stocks                              -                -           -          -        66,065,708
      Interest-bearing deposit                   -          133,795     156,681          -         7,472,458
      Notes receivable from participants         -                -           -          -         1,527,617
                                        ---------------------------------------------------------------------
Total investments                                -          267,590     313,362          -        77,939,991

Cash                                             -                -           -          -            83,053
Due from brokers                                 -                -           -          -         8,638,278
Accrued interest                                 -               19          22          -            34,701
Employer contributions receivable                -                -           -          -            88,164
Participant contributions receivable             -                -           -          -            26,062
                                        ---------------------------------------------------------------------
Total assets                                     -          267,609     313,384                   86,810,249

LIABILITIES
Other payables                                   -           10,914          22          -            24,709
Due to brokers                                   -          133,795     156,681          -           360,847
                                        ---------------------------------------------------------------------
Net assets available for plan benefits       $   -         $122,900    $156,681      $   -       $86,424,693
                                        =====================================================================

See accompanying notes.
2

                           First Financial Corporation
                      401 (k) Profit-Sharing Plan and Trust

               Statement of Net Assets Available for Plan Benefits

                                December 31, 1995

                                             M&I                                       FIRST        FIRST         FIRST
                                            MONEY           M&I           M&I        FINANCIAL    FINANCIAL     FINANCIAL
                                            MARKET          BOND        MAX-CAP         CD          STOCK          LOAN
                                             FUND           FUND          FUND         FUND          FUND          FUND
                                        -------------------------------------------------------------------------------------
ASSETS
Investments, at fair value:
      Mutual funds                          $1,819,172   $3,153,336     $5,695,426   $  357,878   $       20,58   $        -
      Common stocks                                  -            -              -            -      50,426,879            -
      Interest-bearing deposit                       -            -              -    2,315,377               -            -
      Notes receivable from participants             -            -              -            -               -    1,128,107
                                        -------------------------------------------------------------------------------------
Total investments                            1,819,172    3,153,336      5,695,426    2,673,255      50,747,466    1,128,107

Cash                                                 -            -              -            -               -            -
Due from brokers                                     -       46,164              -            -               -            -
Accrued interest                                 8,401       17,157              -          465             222        9,333
Employer contributions receivable                3,625        6,481         13,202        5,576          56,423            -
Participant contributions receivable             1,302        3,861          7,431        3,264          29,074            -
                                        -------------------------------------------------------------------------------------
Total assets                                 1,832,500    3,226,999      5,716,059    2,682,560      50,833,185    1,137,440

LIABILITIES
Other payables                                   8,966        3,129          7,035        1,131         150,463        6,165
Due to brokers                                       -            -         63,188            -               -            -
                                        -------------------------------------------------------------------------------------
Net assets available for plan benefits     $ 1,823,534  $ 3,223,870     $5,645,836  $ 2,681,429   $  50,682,722   $1,131,275
                                        =====================================================================================

                                             FIRST
                                           FINANCIAL     MARSHALL     MARSHALL
                                            ADVANCE       EQUITY      MID-CAP
                                         CONTRIBUTION     INCOME       STOCK
                                             FUND          FUND         FUND        OTHER         TOTAL
                                        ---------------------------------------------------------------------
ASSETS
Investments, at fair value:
      Mutual funds                           $   -         $   -        $   -       $  1,639     $11,348,038
      Common stocks                              -             -            -         29,008      50,455,887
      Interest-bearing deposit                   -             -            -              -       2,315,377
      Notes receivable from participants         -             -            -              -       1,128,107
                                        ---------------------------------------------------------------------
Total investments                                -             -            -         30,647      65,247,409

Cash                                             -             -            -              -               -
Due from brokers                                 -             -            -              -          46,164
Accrued interest                                 -             -            -            156          35,734
Employer contributions receivable                -             -            -              -          85,307
Participant contributions receivable             -             -            -              -          44,932
                                        ---------------------------------------------------------------------
Total assets                                     -             -            -         30,803      65,459,546

LIABILITIES
Other payables                                   -             -            -              -         176,889
Due to brokers                                   -             -            -              -          63,188
                                        ---------------------------------------------------------------------

Net assets available for plan benefits       $   -         $   -        $   -        $30,803   $  65,219,469
                                        =====================================================================

See accompanying notes.
3

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1996

                                         M&I
                                        MONEY                        M&I          FIRST          FIRST          FIRST
                                       MARKET          M&I          MAX-        FINANCIAL      FINANCIAL      FINANCIAL
ADDITIONS:                              FUND        BOND FUND     CAP FUND       CD FUND      STOCK FUND      LOAN FUND
                                    --------------------------------------------------------------------------------------
   Contributions from First
     Financial Corporation           $   162,117   $    74,569  $     17,085  $     86,927   $  1,217,455  $           -
   Contributions from Plan
     participants                         41,287       103,403       248,260        55,147         951,995              -
   Rollover of participants' funds
     from other plans                      3,761             -             -             -               -              -
Investment income                         90,321       174,127       143,332       110,657       1,418,430        116,654
Other                                      4,515             5            69            92           1,175              -
                                    --------------------------------------------------------------------------------------
                                         302,001       352,104       408,746       252,823       3,589,055        116,654
Deductions:
   Administrative expenses                   403           183           557           486           5,476              -
   Payments to Plan participants          85,547       242,721       108,253       244,960       1,000,310        106,130
   Other                                       -             -             -             -               -          1,028
                                    --------------------------------------------------------------------------------------
Net additions                            216,051       109,200       299,936         7,377       2,583,269          9,496

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of
   investments                                 -      (123,594)    1,264,391             -      16,590,320              -
Transfers                                260,945      (605,081)      806,341      (550,693)       (304,439)       392,927
                                    --------------------------------------------------------------------------------------
Net increase (decrease)                  476,996      (619,475)    2,370,668      (543,316)     18,869,150        402,423
Net assets available for plan
   benefits at beginning of year       1,823,534     3,223,870     5,645,836     2,681,429      50,682,722      1,131,275
                                    --------------------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year            $2,300,530    $2,604,395    $8,016,504    $2,138,113     $69,551,872     $1,533,698
                                    ======================================================================================

                                       FIRST
                                     FINANCIAL      MARSHALL       MARSHALL
                                      ADVANCE        EQUITY         MID-CAP
                                   CONTRIBUTION      INCOME          STOCK
ADDITIONS:                             FUND           FUND           FUND           OTHER          TOTAL
                                    --------------------------------------------------------------------------
   Contributions from First
     Financial Corporation             $    -         $133,796       $156,681       $      -    $   1,848,630
   Contributions from Plan
     participants                           -                -              -              -        1,400,092
   Rollover of participants' funds
     from other plans                       -                -              -              -            3,761
Investment income                           -               19             22            177        2,053,739
Other                                       -                -              -              -            5,856
                                    --------------------------------------------------------------------------
                                            -          133,815        156,703            177        5,312,078
Deductions:
   Administrative expenses                  -                -              -              -            7,105
   Payments to Plan participants            -           10,896              -         10,699        1,809,516
   Other                                    -               19             22              -            1,069
                                    --------------------------------------------------------------------------
Net additions                               -          122,900        156,681        (10,522)       3,494,388

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of
   investments                              -                -              -        (20,281)      17,710,836
Transfers                                   -                -              -              -                -
                                    --------------------------------------------------------------------------
Net increase (decrease)                     -          122,900        156,681        (30,803)      21,205,224
Net assets available for plan
   benefits at beginning of year            -                -              -         30,803       65,219,469
                                    --------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year             $    -         $122,900       $156,681       $      -    $  86,424,693
                                    ==========================================================================

See accompanying notes.
4

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

         Statement of Changes in Net Assets Available for Plan Benefits

                          Year ended December 31, 1995

                                         M&I
                                        MONEY                        M&I          FIRST          FIRST          FIRST
                                       MARKET          M&I          MAX-        FINANCIAL      FINANCIAL      FINANCIAL
                                        FUND        BOND FUND     CAP FUND       CD FUND      STOCK FUND      LOAN FUND
                                    --------------------------------------------------------------------------------------
ADDITIONS:
   Contributions from First
     Financial Corporation           $     3,625   $     6,481   $    13,202   $     5,576   $      56,423     $        -
   Contributions from Plan
     participants                         51,859       103,692       181,269        89,394         778,562              -
   Rollover of participants' funds
     from other plans                    218,518             -             -             -             372              -
   Investment income                     102,334       184,142       134,257       135,614       1,070,560         74,361
                                    --------------------------------------------------------------------------------------
                                         376,336       294,315       328,728       230,584       1,905,917         74,361
Deductions:
   Administrative expenses                    56           114           329           550           2,613              -
   Payments to Plan participants         272,887       171,851       280,758       136,678       1,869,199         80,498
                                    --------------------------------------------------------------------------------------
Net additions                            103,393       122,350        47,641        93,356          34,105         (6,137)

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of
   investments                                 -       229,189     1,276,734             -      20,874,214              -
Transfers                                (61,987)     (134,527)      590,112      (963,687)      2,358,661        400,545
                                    --------------------------------------------------------------------------------------
Net increase (decrease)                   41,406       217,012     1,914,487      (870,331)     23,266,980        394,408
Net assets available for plan
   benefits at beginning of year       1,782,128     3,006,858     3,731,349     3,551,760      27,415,742        736,867
                                    --------------------------------------------------------------------------------------

Net assets available for plan
   benefits at end of year           $ 1,823,534   $ 3,223,870   $ 5,645,836   $ 2,681,429   $  50,682,722     $1,131,275
                                    ======================================================================================

                                         FIRST
                                       FINANCIAL      MARSHALL       MARSHALL
                                        ADVANCE        EQUITY         MID-CAP
                                     CONTRIBUTION      INCOME          STOCK
                                         FUND           FUND           FUND           OTHER          TOTAL
                                    ----------------------------------------------------------------------------
ADDITIONS:
   Contributions from First
     Financial Corporation           $          -       $    -         $    -         $      -    $      85,307
   Contributions from Plan
     participants                               -            -              -                -        1,204,776
   Rollover of participants' funds
     from other plans                           -            -              -                -          218,890
   Investment income                       10,578            -              -            3,386        1,715,232
                                    ----------------------------------------------------------------------------
                                           10,578            -              -            3,386        3,224,205
Deductions:
   Administrative expenses                     85            -              -                7            3,754
   Payments to Plan participants                -            -              -           62,843        2,874,714
                                    ----------------------------------------------------------------------------
Net additions                              10,493            -              -          (59,464)         345,737

Net realized and unrealized
   appreciation (depreciation) in
   aggregate fair value of
   investments                                  -            -              -          (39,109)      22,341,028
Transfers                              (2,189,117)           -              -                -                -
                                    ----------------------------------------------------------------------------
Net increase (decrease)                (2,178,624)           -              -          (98,573)      22,686,765
Net assets available for plan
   benefits at beginning of year        2,178,624            -              -          129,376       42,532,704
                                    ----------------------------------------------------------------------------
Net assets available for plan
   benefits at end of year           $          -       $    -         $    -         $ 30,803    $  65,219,469
                                    ============================================================================

See accompanying notes.
5

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                          Notes to Financial Statements

                                December 31, 1996



1. DESCRIPTION OF THE PLAN

The following description of the First Financial Corporation 401(k) Profit-Sharing Plan and Trust (the Plan) as of December 31, 1996, provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

The Plan is a contributory defined contribution retirement plan that covers any employee of First Financial Corporation (the Employer) who is at least 21 years of age and has completed a minimum of 1,000 hours of service during a consecutive twelve-month period. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employer contributions to the Plan are made on a discretionary basis (profit sharing). Employer contributions are allocated based on annual compensation. Participants vest in employer contributions on a sliding scale and are fully vested after 7 years. In addition, participants may contribute a tax deferred amount each year which is limited by Internal Revenue Code (IRC) Section 401(k). Participants may also contribute on an after-tax basis, subject to IRC limitations. Participant tax deferred and after-tax contributions are 100% vested immediately. A participant's account balance, both vested and unvested, is invested as designated by the participant in one or a combination of the following funds: Marshall Money Market Fund, Marshall Intermediate Bond Fund, Marshall Max-Cap Fund, First Financial Corporation CD Fund, First Financial Corporation Stock Fund, Marshall Equity Income Fund and the Marshall Mid-Cap Fund.

Employer contributions in 1996 and 1995 were also made through a matching program whereby the Employer matched initial participant 401(k) contributions at 25% of the participant contribution up to a maximum matching contribution of $100. The after-tax participant contributions are not matched by the Employer.

Benefits may be paid to a participant or beneficiary upon retirement, death, disability or termination of employment. Benefits are payable in a lump-sum or in equal installments over a period not to exceed the life expectancy of the participant and designated beneficiary.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)


2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The accompanying financial statements have been prepared on the accrual basis.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of additions and deductions during the reporting period. Although estimates are considered to be fairly stated at the time that the estimates are made, actual results could differ from those estimates.

INVESTMENTS

Fair values of mutual funds and common stocks are determined by reference to quoted redemption and market prices, respectively. Interest-bearing deposits and notes receivable from participants are carried at cost, which approximates fair value.

ADMINISTRATIVE EXPENSES

Administrative expenses are generally paid by the Employer.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)



3. INVESTMENTS

The Plan's investments are held by a bank-administered trust fund. During 1996 and 1995, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value as follows:

                                                                       Net Appreciation      Fair Value
                                                                        in Fair Value          at End
                                                                         During Year          of Year
                                                                     ---------------------------------------
Year ended December 31, 1996:
   Fair value determined by reference to quoted sources:
      Common stocks                                                         $16,570,040       $66,065,708
      Mutual funds                                                            1,140,796         2,874,208
                                                                     ---------------------------------------
                                                                             17,710,836        68,939,916
   Assets carried at cost:
      Interest-bearing deposit                                                        -         7,472,458
      Notes receivable from participants                                              -         1,527,617
                                                                     ---------------------------------------
                                                                            $17,710,836       $77,939,991
                                                                     =======================================

Year ended December 31, 1995:
   Fair value determined by reference to quoted sources:
      Common stocks                                                         $20,835,105       $50,455,887
      Mutual funds                                                            1,505,923        11,348,038
                                                                     ---------------------------------------
                                                                             22,341,028        61,803,925
   Assets carried at cost:
      Interest-bearing deposits                                                       -         2,315,377
      Notes receivable from participants                                              -         1,128,107
                                                                     ---------------------------------------
                                                                            $22,341,028       $65,247,409
                                                                     =======================================

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)



3. INVESTMENTS (CONTINUED)

The fair values of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                                                   DECEMBER 31
                                                                             1996              1995
                                                                       ------------------------------------

First Financial Corporation common stock                                    $66,065,708      $50,426,879
Federated Index TR Max-Cap Fund                                                       -        5,693,472
Marshall Money Market Fund                                                    5,549,652                -

4. INCOME TAX STATUS

The Internal Revenue Service has ruled on September 8, 1995 that the Plan qualifies under Section 401(a) of the IRC and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan owned 2,696,560 and 2,192,473 shares of First Financial Corporation common stock, with a fair value of $66,065,708 and $50,426,879 at December 31, 1996 and 1995, respectively. Dividends of $0.60 and $0.48 per share were declared and paid on the Corporation's common stock in 1996 and 1995, respectively. Fees paid by the Employer during the year for legal, accounting and other services provided by parties-in-interest were based on customary and reasonable rates.

During 1996 and 1995, the Plan received $102,429 and $141,286 in interest from the Employer relating to its certificates of deposit, which totaled $1,922,806 and $2,315,377 at December 31, 1996 and 1995, respectively.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust

                    Notes to Financial Statements (continued)



6. PLAN TERMINATION

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

7. SUBSEQUENT EVENT

On January 1, 1997, the assets of the First Financial Corporation Employee Stock Ownership Plan were transferred into the Plan.

                             SUPPLEMENTAL SCHEDULES

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust
                    Employer Identification Number 39-1044853
                                 Plan Number 001

          Line 27(a) - Schedule of Assets Held for Investment Purposes

                                December 31, 1996



SHARES, UNITS OR
PRINCIPAL AMOUNT           DESCRIPTION                                        COST          CURRENT VALUE
-----------------------------------------------------------------------------------------------------------
                 Common stocks:
     2,696,560     First Financial Corporation*                              $23,226,578       $66,065,708

                 Mutual funds:
        11,960     Marshall Mid-Cap Stock Fund                                   156,681           156,681
       273,700     Marshall Intermediate Bond Fund                             2,679,213         2,583,732
         9,874     Marshall Equity Income Fund                                   133,795           133,795
                                                                     --------------------------------------
                                                                               2,969,689         2,874,208
                 Interest-bearing deposits:
    $5,549,652     Marshall Money Market Fund                                  5,549,652         5,549,652
     1,922,806     First Financial Corporation* certificates
                   of deposit; due January 26, 1997; interest
                   rate of 4.85%                                               1,922,806         1,922,806
                                                                     --------------------------------------
                                                                               7,472,458         7,472,458
                 Notes receivable from participants -
    $1,526,617    Various notes; due January 1, 1997 to June
                  2, 2006; interest rates of 6.75% to 10.5%                    1,527,617         1,527,617
                                                                     --------------------------------------
                 Total investments                                           $35,196,342       $77,939,991
                                                                     ======================================

*Represents a party-in-interest to the Plan.

                           First Financial Corporation
                      401(k) Profit-Sharing Plan and Trust
                    Employer Identification Number 39-1044853
                                 Plan Number 001

                Line 27(d) - Schedule of Reportable Transactions

                          Year-ended December 31, 1996



                                   TYPE OF        NUMBER OF      PURCHASE      NUMBER OF
                                 TRANSACTION    TRANSACTIONS      AMOUNT     TRANSACTIONS
                                -----------------------------------------------------------
Federated Index Tr.
   Max-Cap Fund                      iii               96      $  1,381,705         43
First Financial Corp. *
   Common Stock                      iii               23         3,259,175         16
First Financial Bank *
   Certificates of Deposit            iv               11        24,212,370         13
Marshall Money
   Market Fund                       iii              501        11,940,165        338

                                                                 FAIR VALUE
                                                                OF ASSETS ON
                                     SALE            COST        TRANSACTION
                                    AMOUNT        OF ASSETS         DATE         NET GAIN
                                --------------------------------------------------------------
Federated Index Tr.
   Max-Cap Fund                   $  8,339,567    $  6,594,881   $  8,224,520    $1,629,639
First Financial Corp.
   Common Stock                      2,917,839       1,132,493      2,917,839     1,785,346
First Financial Bank
   Certificates of Deposit          24,604,941      24,604,941     24,604,941             -
Marshall Money
   Market Fund                       8,893,315       8,893,315      8,893,315             -


As defined by ERISA, transactions in excess of 5 percent of the current value of plan assets are categorized as:

      (i) - a single transaction
     (ii) - a series of  transactions  (other  than  securities)
    (iii) - a series of transactions  involving securities of the same issue
     (iv) - a series of transactions involving securities with the same person

There were no Type ii transactions during the plan year.

* Represents a party-in-interest to the Plan.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee of the Plan has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                    FIRST FINANCIAL CORPORATION 401(k)
                                     PROFIT SHARING PLAN AND TRUST

Dated:  June 27, 1997               By:  /s/ John C. Seramur
                                         -------------------
                                         John C. Seramur, President and CEO of
                                         First Financial Corporation
                                         Member of the Profit Sharing Trust
                                         Administrative Committee

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                      DESCRIPTION
------                                      -----------


  23                                 Consent of Independent Auditors